UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2015

PINNACLE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13641	95-3667491
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Commitment Letter

Pinnacle Entertainment, Inc. (the “Company”) has received a commitment letter dated November 17, 2015 (the “Commitment Letter”) from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (collectively, the “Commitment Parties”) to provide a portion of the debt financing required by the Company to consummate the transactions contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”) with Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“Parent”), and Gold Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), including (i) the merger of Merger Sub with and into the Company (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Parent and (ii) the separation by the Company of its operating assets (and certain real estate assets) and liabilities into a newly formed subsidiary (“OpCo”) and, immediately prior to the closing of the Merger, the distribution to its stockholders, on a pro rata basis, of all of the issued and outstanding shares of common stock of OpCo (such distribution referred to as the “Spin-Off” and the transactions described in this paragraph and those contemplated thereby referred to, collectively, as the “Transactions”).

The Commitment Parties have committed to provide financing in an aggregate principal amount of $585 million to OpCo, comprised of a (i) $185 million senior secured term loan A facility (the “Term Loan A Facility”) and (ii) $400 million senior secured revolving credit facility (the “Revolving Credit Facility”, and together with the Term Loan A Facility, collectively, the “Committed Facilities”). The Commitment Parties have also agreed to use their commercially reasonable efforts to syndicate a $350 million senior secured term loan B facility, which may, at the election of OpCo, be increased or decreased by up to $125 million in connection with the issuance of senior unsecured notes to finance a portion of the Transactions, as further described in the Commitment Letter (the “Term Loan B Facility”, and together with the Committed Facilities, collectively, the “Facilities”). The Term Loan A Facility and the Revolving Credit Facility would mature on the fifth anniversary of the borrowings under the Term Loan A Facility, and the Term Loan B Facility would mature on seventh anniversary (or the sixth anniversary, if OpCo so elects) of the borrowings under the Term Loan B Facility. The interest rates on the Facilities would be based on customary market LIBOR or base rates plus an applicable margin. The obligations of OpCo and the guarantors under the Facilities would be secured by substantially all assets of OpCo and the guarantors, subject to certain exceptions.

As noted in the Commitment Letter, it is anticipated that OpCo will issue senior unsecured notes (the “Notes”) in an aggregate principal amount of $300 million to provide a portion of the debt financing required by the Company to consummate the Transactions. The principal amount of the Notes may, at the election of OpCo, be increased or decreased by up to $125 million, as further described in, and in accordance with the terms of, the Commitment Letter.

Funding of the Facilities is subject to certain customary conditions, including, but not limited to, receipt of financial information, delivery of customary documentation relating to OpCo and its subsidiaries and consummation of the Spin-Off.

The foregoing description of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated by reference.

Amendment and Restatement of Commitment Letter Dated July 20, 2015

The Company has received an amended and restated commitment letter dated November 17, 2015 (the “A&R Bridge Commitment Letter”) from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (collectively, the “A&R Bridge Commitment Parties”), which amends and restates the previously disclosed commitment letter dated July 20, 2015 from the A&R Bridge Commitment Parties, pursuant to which the A&R Bridge Commitment Parties commit to provide financing in an aggregate principal amount of $1.1 billion to fund the Company’s obligations in connection with the Transactions comprised of a (i) $900 million senior secured term loan bridge facility and (ii) $200 million senior secured revolving credit facility.

The A&R Bridge Commitment Letter provides, among other things, that OpCo, and not a wholly-owned subsidiary of OpCo, will obtain financing as the borrower pursuant to, and subject to the terms and conditions of, the A&R Bridge Commitment Letter.

                The foregoing description of the A&R Bridge Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the A&R Bridge Commitment Letter, which is attached to this Current Report on Form 8-K as Exhibit 10.2 and is incorporated by reference.

                The commitments provided in the Commitment Letter (the “Takeout Commitments”) and the commitments provided in the A&R Bridge Commitment Letter (the “Bridge Commitments” and, together with the Takeout Commitments, the “Commitments”) are alternative Commitments and (i) if the Takeout Commitments are funded, the Bridge Commitments will not be funded and will terminate upon the initial funding of the Takeout Commitments and (ii) if the Bridge Commitments are funded, the Takeout Commitments will not be funded and will terminate upon the initial funding of the Bridge Commitments.

From time to time, the Commitment Parties, the A&R Bridge Commitment Parties or their respective affiliates have provided investment banking, general financing and advisory services to Pinnacle and its affiliates in the past and may do so in the future. They received, and expect to receive, customary fees and commissions for these services.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant.

The disclosure set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

Exhibit 10.1	Commitment Letter, dated as of November 17, 2015, among Pinnacle Entertainment, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

Exhibit 10.2	Amended and Restated Bridge Commitment Letter, dated as of November 17, 2015, among Pinnacle Entertainment, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

GLPI and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Date: November 23, 2015	By:	/s/ Elliot D. Hoops
Elliot D. Hoops,
Vice President and Legal Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 10.1	Commitment Letter, dated as of November 17, 2015, among Pinnacle Entertainment, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

Exhibit 10.2	Amended and Restated Bridge Commitment Letter, dated as of November 17, 2015, among Pinnacle Entertainment, Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Fifth Third Bank, U.S. Bank National Association, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC

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